Exhibit (m)(1)(b)

SCHEDULE A
AARP FUNDS
Effective:  December 8, 2005
Amended and Restated:  March 19, 2006
Amended and Restated:  July 28, 2006

Name of Fund	Distribution and/or Service Fee
(annual rate expressed as a percentage of the average daily net assets of the Shares)
AARP Conservative Fund	0.20%
AARP Moderate Fund	0.20%
AARP Aggressive Fund	0.20%
AARP Money Market Fund	0.20%
AARP Income Fund	0.20%

A-1